UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 19, 2018

Commission File Number: 001-38204

REEBONZ HOLDING LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Reebonz Limited

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

(Address of Principal Executive Offices)

Samuel Lim

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

samuel.lim@reebonz.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	The Nasdaq Stock Market LLC
Warrants to purchase Ordinary Shares	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 21,493,758 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

REEBONZ HOLDING LIMITED

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the Risk Factors section of the registration statement on Form F-4, which are incorporated by reference into this Report and which was filed with the United States Securities and Exchange Commission on September 17, 2018, as subsequently amended.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

On September 4, 2018, a Business Combination Agreement (“Business Combination Agreement”) was made and entered into by and among Draper Oakwood Technology Acquisition, Inc., a Delaware corporation (together with its successors, “DOTA” or “Purchaser”), Reebonz Holdings Limited, a Cayman Islands exempted company (f/k/a DOTA Holdings Limited, “Holdco” or the “Company”), DOTA Merger Subsidiary Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Merger Sub”), Draper Oakwood Investments, LLC (solely in the capacity as the Purchaser Representative), Reebonz Limited, a Singapore corporation (“Reebonz”) and the shareholders of Reebonz named therein (the “Sellers”), which provided for (a) the merger of Merger Sub with and into Purchaser, with Purchaser surviving the merger and the security holders of Purchaser becoming security holders of Holdco, which will become a new public company, and (b) upon the effectiveness of such merger, the exchange of 100% of the outstanding share capital of Reebonz by the shareholders of Reebonz for ordinary shares of Holdco and the assumption by Holdco of outstanding Reebonz options and warrants (with equitable adjustments and additional amendments to the options) and (c) adoption of the amended and restated memorandum and articles of association, and to approve the business combination contemplated by such agreement (collectively, the “Business Combination”).

On December 19, 2018, DOTA Holdings Limited consummated the Business Combination pursuant to the terms of the Business Combination Agreement and changed its corporate name to Reebonz Holdings Limited. This Report is being filed in connection with the Business Combination.

Unless otherwise indicated, “we,” “us,” “our,” “Holdco,” “the Company” and similar terminology refers to Reebonz Holdings Limited, a company organized under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination. References to “DOTA Holdings Limited” refers to Reebonz Holdings Limited prior to the consummation of the Business Combination.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Company’s Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 17, 2018, as amended (the “Form F-4”) in the section entitled “Management of Holdco Following the Business Combination” and is incorporated herein by reference. The business address for each of Company’s directors and senior management is 5 Tampines North Drive 5, Singapore 528548.

B. Advisors

Dentons US LLP, 1221 Avenue of the Americas, New York, NY 10017 and Dentons Rodyk & Davidson LLP, 80 Raffles Place #33-00 UOB Plaza 1, 048624 Singapore have acted as counsel for Reebonz and will act as counsel to the Company upon and following the consummation of the Business Combination.

C. Auditors

From the Company’s inception through the consummation of the Business Combination, Marcum LLP, 750 3rd Avenue, 11th Floor, New York, New York 10017, has acted as the Company’s independent auditing firm. Upon and following the consummation of the Business Combination KPMG US LLP, #22-00, Hong Leong Building, 16 Raffles Quay, Singapore 048581, has and will continue to act as the Company’s independent auditing firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected financial information regarding Reebonz is included in the Form F-4 in the sections entitled “Selected Historical Financial Information” is incorporated herein by reference. The financial statements of the Company have been prepared in Singapore Dollars (“SGD”).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company was incorporated solely for the purpose of effectuating the Business Combination. The Company was incorporated under the laws of the Cayman Islands as an exempted company on July 27, 2018. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The mailing address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. After the consummation of the business combination, its principal executive office will be that of Reebonz, located at 5 Tampines North Drive 5, #07-00, Singapore 528548 and its telephone number is (+65) 6499 9469.

On December 19, 2018, the Company consummated the Business Combination, and changed its name to “Reebonz Holding Limited” in connection with the closing of the Business Combination.

B. Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through Reebonz and its subsidiaries. A description of the business is included in the Form F-4 in the sections entitled “Business of Reebonz” and “Reebonz’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated herein by reference.

C. Organizational structure

Upon consummation of the Business Combination, Reebonz became a wholly owned subsidiary of the Company. The Company’s organizational chart on page 137 of the Form of F-4 and is incorporated herein by reference.

D. Property, plants and equipment

The Company has its headquarters in Singapore and logistics centers in Singapore and six other cities. The table below summarizes its facilities as of June 30, 2018.

				Lease period
Country	Location	Gross Floor Area (square meter)	Use	Start	End
Singapore	5 Tampines North Drive 5 Reebonz Building Singapore 528548	19,974	Headquarters, office space, operations and logistics center	01/12/2014	30/11/2044
Singapore	1 Habourfront Walk #01-138/139 Vivo City Singapore 098585	332	Retail	29/04/2018	28/10/2019
Korea	Samjin Building 7F, 113 Achasanro, Seongdong-gu, Seoul, Korea	709	Office, Warehouse	01/06/2015	31/05/2019
Korea	Daereuk Building 5F 501, 636-43, Deongchon-dong, Gangseo-gu, Seoul, Korea	129	Invitree Office, Warehouse	24/09/2018	23/09/2019
Australia	Unit 8/888 Bourke St, Zetland, NSW 2017, Australia	349	Headquarters, office space, operations and logistics center	08/11/2016	08/10/2019
Australia	Shop G01, 570 George Street, Sydney, NSW 2000, Australia	208	Retail	18/09/2015	16/09/2020
Indonesia	Prince Center Building, 3rd Floor Jl. Jend. Sudirman Kav. 3-4 Jakarta 10220	720	Office, Reebonz Space	01/12/2017	30/11/2018
Malaysia	100.3.007 & 100.3.009 129 Office Block J Jaya One No 72A Jalan Universiti 46200 Petaling Jaya, Selangor Darul Ehsan, Malaysia	366	Office Space, operations and logistics center	01/09/2017	31/08/2019
Malaysia	S4-S11 Second Floor, Lot 10 Shopping Centre, 50 Jalan Sultan Ismail 50250 Kuala Lumpur Malaysia	396	Retail	16/02/2017	15/02/2019
Japan	Reebonz Japan KK 2-15-3 Yoshikawa Bldg 2F Hakataekimae Hakata-ku Fukuoka Japan 812-0011	48	Office Space and operations	01/06/2018	31/05/2020
Thailand	Unit 903, 9th Floor RSU Tower, 571 Sukhumvit Road Klong Ton Nua, Wattana, Bangkok 10110, Thailand	13	Office Space, operations and logistics center	01/10/2018	30/09/2019
Hong Kong	Unit D&E, 18/F Seabright Plaza, 9-23 Shell Street, North Point	182	Office Space and operations	01/02/2017	31/01/2019
Taiwan	3F-1 No.97 Songren Rd, Xinyi District, Taipei City 110, Taiwan	103	Office Space, operations and logistics center	01/01/2018	31/12/2019
USA	Galvanize Ste 400, 1644 Platte St, Denver CO80202	-	Office Space and operations

To expand its warehouse space and accommodate future growth, Reebonz constructed a new 215,000 square foot headquarters in Singapore, which construction was completed in 2017. The new headquarters houses a logistics center, which is specifically designed for Reebonz’ luxury goods business, increasing its warehouse space in Singapore by nearly threefold. Reebonz spent a total of approximately S$38.2 million (US$28.0 million) on land acquisition, construction and warehousing equipment purchase in connection with this project, which includes S$7.3 million paid in 2014 for the land rights for our headquarters. Reebonz financed this project through cash from operations and a loan facility of S$28.2 million (US$20.7 million) granted by a local bank in Singapore.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of each of Reebonz Limited is included in the Form F-4 in the section entitled “Reebonz’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Information regarding the directors and executive officers of the Company upon the consummation of the Business Combination is included in the Form F-4 in the section entitled “Management of Holdco Following the Business Combination.” All such information is incorporated herein by reference.

B. Compensation

The executive compensation of the Company’s executive officers and directors is described in the Form F-4 in the section entitled “Executive Compensation,” which information is incorporated herein by reference.

C. Board Practices

Information regarding the Company’s board of directors subsequent to the Business Combination is included in the Form F-4 in the section entitled “Management of Holdco Following the Business Combination,” which information is incorporated herein by reference.

D. Employees

As of December 31, 2017, the Company had 357 employees.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 21,493,758 shares of our ordinary shares outstanding as of December 19, 2018 (subsequent to the closing of the Business Combination), based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers
Samuel Lim	4,174,055	19.4%
Roderick Perry (1)	1,156,010	5.4%
Ali Erfan	-	*
Chua Kee Lock (2)	4,274,300	19.8%
Jeff Richards (3)	3,027,050	14.1%
Daniel Lim	-	*
Benjamin Han	-	*
Torres Oey	-	*
Nupur Sadiwala	-	*
Cassie Mah	-	*
Lynn Ng	-	*
Evelyn Lim	-	*
All directors and executive officers post-business combination as a group	12,631,415	58.7%

Five Percent or Greater Shareholders
Granite Global Ventures Funds	3,027,050	14.1%
Vertex Funds (4)	4,274,300	19.8%
Intel Capital Corporation	2,015,819	9.4%
MediaCorp Pte. Ltd.	1,508,111	7.0%
S4 Limited	1,248,750	5.8%

(1)	Includes shares held indirectly by Draper Oakwood Investments, LLC, which Mr. Perry is affiliated with, and includes warrants to purchase 109,000 shares.

(2)	Mr. Chua is president and chief executive officer of the Vertex Group, and may be deemed to be the beneficial owner of securities held by the Vertex Funds.

(3)	Mr. Richards is a Managing Partner of the GGV Capital, an affiliate of the Granite Global Ventures Funds, and may be deemed to be the beneficial owner of securities held by the Granite Global Ventures Funds.

(4)	Includes warrants to purchase 74,469 shares

* less than 1%

B. Related Party Transactions

Related party transactions of the Company are described in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares of and warrants are listed on the Nasdaq Capital Market under the symbols RBZ and RBZAW, respectively. Holders of our ordinary shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols RBZ and RBZAW, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 200,000,000 ordinary shares, $.0001 par value per share, and 5,000,000 preferred shares, $0.0001 par value per share. As of December 19, 2018, subsequent to the closing of the Business Combination, there were 21,493,758 ordinary shares of outstanding, and no preferred shares outstanding. There were also 3,011,250 publicly traded warrants outstanding, each to purchase one ordinary share at a price of $11.50 per share. There are also 74,469 privately placed warrants to purchase one ordinary share at a price of $11.50 per share outstanding. We also have one unit purchase option outstanding to purchase 500,000 units. Each unit represent one and one-tenth ordinary share and one half of one warrant.

B. Memorandum and Articles of Association

The description of our Amended and Restated Memorandum and Articles of Association is contained in our Form F-4, in the section entitled “The Business Combination Proposal - Holdco’s Amended and Restated Memorandum and Articles of Association” which is incorporated herein by reference.

C. Material Contracts

On December 13, 2018 and December 14, 2018, the Company in connection with its proposed business combination (the “Business Combination”) with Reebonz pursuant to the Business Combination Agreement, dated as of September 4, 2018 entered into separate backstop agreements (the “Backstop Agreements”) with two accredited investors, S4 Limited (“S4”) and Vertex Co-Investment Fund Pte. Ltd. (“Vertex”, and together with S4, the “Backstop Investors”).

Pursuant to the Backstop Agreements, S4 agreed to acquire 1,000,000 shares of Class A common stock of the Draper Oakwood Technology Acquisition, Inc. (the “Common Stock”), the Company’s predecessor company, and Vertex agreed to acquire $5 million of shares of Common Stock (inclusive of commissions), in each case in open market or in privately negotiated transactions prior to the 5:00 pm ET on December 14, 2018 (such shares of Common Stock acquired by the Backstop Investors, and including the ordinary shares of the Company to be issued to holders of Common Stock in connection with the consummation of the Business Combination, the “Backstop Shares”). The Backstop Investors agreed that until the earlier of the closing of the Business Combination (the “Closing”) or the date on which the Business Combination Agreement is terminated, the Backstop Investors will not transfer any Common Stock, including any Backstop Shares that they acquire. In addition, each Backstop Investor agreed (i) to vote all of its Common Stock, including any Backstop Shares, that it owns as of the record date for the Special Meeting, in favor of the Business Combination and each of the other proposals of the Company to be voted on at the Special Meeting that are required for the Closing, and (ii) to refrain from exercising any rights that such investor may have to redeem or convert any Common Stock that it owns, including any Backstop Shares.

In consideration for the agreement of the Backstop Investors, the Company agreed (i) to issue to the Backstop Investors ordinary shares (the “Additional Shares”) at the rate of 0.25 share for each Backstop Share purchased and not redeemed, and (ii) to register the resale of such Additional Shares (and any Backstop Shares that may be deemed to be held by an affiliate of the Company) pursuant to the Securities Act of 1933, as amended, as promptly as practicable after the Closing. In addition, the parties agreed that the Backstop Shares (which, upon the Closing, will become ordinary shares of the Company) and, when registered, the Additional Shares (which, upon the Closing, will become ordinary shares of the Company), will be sold in market transactions during the 90-day period following the Closing (which 90 day period may be shortened to up to 60 days by the Company), subject to certain volume and sale limitations. Any shares not sold in the open market during the period will be purchased by the Company at the end of the period. Under certain circumstances, the Company may be required during such 90-day period to purchase certain of the securities held by the Backstop Investors. In the event that the aggregate proceeds from such sales, including the Additional Shares, are less than 110% of the aggregate amount paid by the applicable Backstop Investor for the Backstop Shares, the Company has agreed to pay to such Backstop Investor the difference in cash (the “Guaranty Obligation”). In addition, the Company has agreed to deposit funds into a segregated escrow account, as security for the payment of the Guaranty Obligation.

All other material contracts governing the business of the Company are described elsewhere in this Report or in the information incorporated by reference herein.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Republic of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “The Business Combination Proposal - Material United States Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Reebonz’s Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Reebonz are included in the Form F-4, and are incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company (1)
2.1	Business Combination Agreement, dated as of September 4, 2018, by and among Draper Oakwood Technology Acquisition, Inc., DOTA Holdings Limited, DOTA Merger Subsidiary Inc., Reebonz Limited, the Security Holders of Reebonz named therein, and Draper Oakwood Investments, LLC, in the capacity of Purchaser Representative (5)
4.1	Specimen Ordinary Share Certificate of Holdco (3)
4.2	Specimen Warrant Certificate of Holdco (4)
4.3	Form of Unit Purchase Option between Holdco and EarlyBirdCapital, Inc. and its designees. (5)
10.1	Form of Lock-Up Agreement, dated as of September 4, 2018, by and among DOTA Holdings Limited, Draper Oakwood Investments, LLC, in the capacity as the Purchaser Representative, and the shareholder of Reebonz Limited party thereto. (6)
10.2	Registration Rights Agreement, dated as of September 4, 2018, by and among DOTA Holdings Limited, Draper Oakwood Investments LLC, in the capacity as the Purchaser Representative, and the shareholders of Reebonz Limited named therein. (7)
10.3	Form of Non-Competition and Non-Solicitation Agreement, dated as of September 4, 2018, by and among the shareholder of Reebonz Limited party thereto, DOTA Holdings Limited, Draper Oakwood Technology Acquisition, Inc., Reebonz Limited and Draper Oakwood Investments LLC, in the capacity as the Purchaser Representative. (8)
10.4	Amended Founders Registration Rights Agreement, dated as of December 19, 2018, by and among Draper Oakwood Technology Acquisition, Inc., DOTA Holdings Limited, Draper Oakwood Investments, LLC, and EarlyBirdCapital, Inc. (1)
10.5	Amendment to Stock Escrow Agreement, dated as of December 19, 2018, by and among Draper Oakwood Technology Acquisition, Inc., DOTA Holdings Limited, Draper Oakwood Investments, LLC, and Continental Stock Transfer & Trust Company. (1)
10.6	Reebonz Holding Limited 2018 Omnibus Equity Incentive Plan (included as Annex C-1 to the joint proxy statement/prospectus) (9)
10.7	Reebonz Holding Limited Management Performance Plan (included as Annex C-2 to the joint proxy statement/prospectus) (10)
10.8	Reebonz Holding Limited 2018 Share Option Plan (included as Annex C-3 to the joint proxy statement/prospectus) (11)
10.9	Land Lease Letter of Offer, dated September 3, 2014, by and between Reebonz and Jurong Town Corporation. (12)
10.10	Shareholder Agreement, dated May 23, 2012, by and among Reebonz Pte. Ltd. and security holders of Reebonz named therein. (13)
10.11	Addendum to Shareholders’ Agreement, dated June 3, 2013, by and among Reebonz Pte. Ltd. and security holders of Reebonz named therein. (14)
21.1	List of Subsidiaries of the Company (1)

(1)	Filed herewith

(2)	Incorporated herein by reference from Exhibit 2.1 to the Registration Statement on F-4 (file number 333-227379).

(3)	Incorporated herein by reference from Exhibit 4.5 to the Registration Statement on F-4 (file number 333-227379).

(4)	Incorporated herein by reference from Exhibit 4.6 to the Registration Statement on F-4 (file number 333-227379).

(5)	Incorporated herein by reference from Exhibit 10.12 to the Registration Statement on F-4 (file number 333-227379).

(6)	Incorporated by reference to Exhibit 10.1 of DOTA’s Form 8-K (File No. 001-38204), filed with the SEC on September 5, 2018.

(7)	Incorporated by reference to Exhibit 10.2 of DOTA’s Form 8-K (File No. 001-38204), filed with the SEC on September 5, 2018.

(8)	Incorporated by reference to Exhibit 10.3 of DOTA’s Form 8-K (File No. 001-38204), filed with the SEC on September 5, 2018.

(9)	Incorporated by reference to Exhibit 10.20 to the Registration Statement on F-4 (file number 333-227379).

(10)	Incorporated by reference to Exhibit 10.21 to the Registration Statement on F-4 (file number 333-227379).

(11)	Incorporated by reference to Exhibit 10.22 to the Registration Statement on F-4 (file number 333-227379).

(12)	Incorporated by reference to Exhibit 10.19 to the Registration Statement on F-4 (file number 333-227379).

(13)	Incorporated by reference to Exhibit 10.26 to the Registration Statement on F-4 (file number 333-227379).

(14)	Incorporated by reference to Exhibit 10.27 to the Registration Statement on F-4 (file number 333-227379).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REEBONZ HOLDING LIMITED

December 26, 2018	By:	/s/ Samuel Lim
Name: Samuel Lim
Title: Chief Executive Officer